SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 6)

                             Nathans Famous, Inc.
             ----------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
             ----------------------------------------------------
                        (Title of Class of Securities)

                                  63234710
             ----------------------------------------------------
                               (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13G

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CUSIP NO. 63234710                                            PAGE 2 OF 5 PAGES
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  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Equity Assets Management, Inc. ("EAM") 58-2584445
       successor to Jordan American Holdings, Inc.
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                   (b)  [X]
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  3    SEC USE ONLY

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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                                       5    SOLE VOTING POWER

          NUMBER OF                         0
           SHARES                   ------------------------------------------
        BENEFICIALLY                   6    SHARED VOTING POWER
          OWNED BY
            EACH                            0
         REPORTING                  ------------------------------------------
           PERSON                      7    SOLE DISPOSITIVE POWER

                                            20,715
                                    ------------------------------------------
                                       8    SHARED DISPOSITIVE POWER

                                            0
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  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
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  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0%
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  12   TYPE OF REPORTING PERSON*

       IA
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 63234710                                            PAGE 3 OF 5 PAGES
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ITEM 1(a).      NAME OF ISSUER:

                Nathans Famous, Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                1400 Old Country Road
                Westbury, New York  11590

ITEM 2(a).      NAME OF PERSON FILING:

                Equity Assets Management, Inc.
                successor to Jordan American Holdings, Inc.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IN NONE, RESIDENCE:

                2155 Resort Drive, Suite 108
                Steamboat Springs, CO  80487

ITEM 2(c).      CITIZENSHIP:

                Delaware

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock

ITEM 2(e).      CUSIP NUMBER:

                63234710

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                Investment Advisor registered under Section 203 of the Investment Advisor Act of 1940.

ITEM 4.         OWNERSHIP:

                (a) Amount Beneficially Owned: EAM, in its capacity as a registered investment adviser, may be deemed to be the beneficial owner of 20,715 shares of the issuer's common stock held in discretionary accounts for various clients.

                (b)     Percent of Class:  0.29%.

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CUSIP NO. 63234710                                            PAGE 4 OF 5 PAGES
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                (c)     For information on voting and dispositive power with
                        respect to the above-listed shares, please see
                        Items 5-8 of the Cover Page.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON:

                Shares as to which this schedule is filed are beneficially owned by various clients of the person filing this schedule. These clients receive dividends and the proceeds from the sale of such shares. No such client is known to have such interest with respect to more than 5% of the class, except as follows:

                NONE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                Not Applicable

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not Applicable

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                Not Applicable
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CUSIP NO. 63234710                                            PAGE 5 OF 5 PAGES
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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Charles R. Clark
-------------------------------
Name: Charles R. Clark
Title: President

Dated: June 17, 2002